UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Ford, Monte E.
   250 East Carpenter Freeway
   Irving, TX  75062
2. Date of Event Requiring Statement (Month/Day/Year)
   5/1/1999
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Associates First Capital Corporation
   AFS
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner ( ) Officer (give title below) (X) Other (specify below)
   Officer of Subsidiary
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned
                                                   |
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_____________________________________________________|
1. Title of Security                       |2. Amount of          |3.
Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:
   |   Beneficial Ownership                        |
                                           |   Beneficially       |
Direct(D) or |                                               |
                                           |   Owned              |
Indirect(I)  |                                               |
______________________________________________________________________________
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
Class A Common Stock                       |770                   |D
   |                                               |
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Class A Common Stock                       |5,000 (1)             |D
   |                                               |
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
______________________________________________________________________________
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 Table II -- Derivative Securitites Beneficially Owned
                                                   |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |
|4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |
|sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |
|exercise  |Form of      |                           |
                        |  Date(Month/
|-----------------------|---------|price of  |Deriv-       |
       |
                        |  Day/Year)        |                       |Amount
|deri-     |ative        |                           |
                        | Date    | Expira- |                       |or
|vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number
of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares
|          |Indirect(I)  |                           |
______________________________________________________________________________
_____________________________________________________|
Option with Stock Apprec|(2)      |5/7/2006 |Class A Common Stock   |4,600
|$14.50    |D            |                           |
iation Rights           |         |         |                       |
|          |             |                           |
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Stock Options           |(3)      |1/2/2007 |Class A Common Stock   |15,000
|$21.625   |D            |                           |
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Stock Options           |(3)      |1/1/2008 |Class A Common Stock   |20,000
|$35.3125  |D            |                           |
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Stock Options           |(3)      |1/4/2009 |Class A Common Stock   |22,000
|$42.25    |D            |                           |
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
Explanation of Responses:
1. These restricted shares of Class A Common Stock were granted by the issuer without payment by me. The grant includes the right, subject to approval by the issuer, to have shares withheld to satisfy income tax
obligations.
2. These options with tandem stock appreciation rights were granted without payment by me. Stock appreciation rights were granted in tandem with all of these options. The options and tandem stock appreciation rights are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options and tandem stock appreciation rights include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations.
3. These options were granted without payment by me. The options are exercisable to the extent of 33 1/3% of such shares after one year from the date of grant, 66 2/3% after two years and in full after three years. The options include the right, subject to approval by the issuer, to have shares withheld to satisfy income tax obligations. SIGNATURE OF REPORTING PERSON
/s/ Frederic C. Liskow on behalf of Monte E. Ford
DATE
May 4, 1999